               SECURITIES AND EXCHANGE COMMISSION

                     Washington, D. C. 20549

                          SCHEDULE 13G


            Under the Securities and Exchange Act of 1934



                   Kaiser Aluminum Corporation
                        (Name of Issuer)



                       Preferred Stock
               (Title of Class of Securities)



                         483007-40-7
                        (CUSIP Number)



Check the following space if a fee is being paid with this
statement       X


The information required in the remainder of this cover page (except any items to which the form provides a cross-reference) shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.







                   CUSIP NO.   483007-40-7




1)   Name of Reporting Person              American Express Company

 S.S. or I.R.S. Identification             IRS No. 13-4922250
          No. of Above Person


2)   Check the Appropriate Box              (a)
     if a Member of a Group                 (b) X - Joint Filing


3)   SEC Use Only


4)   Citizenship or Place of Organization     New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
     WITH
     (5)  Sole Voting Power                       -0-
     (6)  Shared Voting Power                     -0-
     (7)  Sole Dispositive Power                  -0-
     (8)  Shared Dispositive Power                825,000

9)   Aggregate Amount Beneficially
     Owned by Each Reporting Person               825,000


10)  Check if the Aggregate Amount in
     Row (9) Excludes Certain Shares        Not Applicable


11)  Percent of Class Represented by
     Amount In Row (9)                      9.3%


12)  Type of Reporting Person               CO, HC




                   CUSIP NO.   483007-40-7


1)   Name of Reporting Person               American Express Financial Advisors
                                            Inc.
                                            (Formerly IDS Financial Corporation)

     S.S. or I.R.S. Identification          IRS No. 13-3180631
     No. of Above Person


2)   Check the Appropriate Box              (a)
     if a Member of a Group                 (b) X - Joint Filing


3)   SEC Use Only


4)   Citizenship or Place of Organization    Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
     WITH
     (5)  Sole Voting Power                      -0-
     (6)  Shared Voting Power                    -0-
     (7)  Sole Dispositive Power                 -0-
     (8)  Shared Dispositive Power               825,000


9)   Aggregate Amount Beneficially
     Owned by Each Reporting Person              825,000


10)  Check if the Aggregate Amount in
     Row (9) Excludes Certain Shares       Not Applicable


11)  Percent of Class Represented by
     Amount In Row (9)                     9.3%


12)  Type of Reporting Person              CO, IA




                 CUSIP NO   483007-40-7


1)   Name of Reporting Person              IDS Diversified Equity Income
                                           Fund, Inc.

     S.S. or I.R.S. Identification         IRS No. 41-1670473
     No. of Above Person


2)   Check the Appropriate Box             (a)
     if a Member of a Group                (b) X - Joint Filing


3)   SEC Use Only


4)   Citizenship or Place of Organization   Minnesota


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
     WITH
     (5) Sole Voting Power                 550,000
     (6) Shared Voting Power               -0-
     (7) Sole Dispositive Power            -0-
     (8) Shared Dispositive Power          550,000



9)   Aggregate Amount Beneficially
     Owned by Each Reporting Person        550,000


10)  Check if the Aggregate Amount in
     Row (9) Exclueds Certain Shares       Not Applicable


11)  Percent of Class Represented by
     Amount in Row (9)                     6.2%


12)  Type of Reporting Person              CO, IC



1(a) Name of Issuer:                       Kaiser Aluminum Corporation

1(b) Address of Issuer's Principal         5847 San Felipe, Suite 2600
     Executive Offices:                    Houston, TX 77057


2(a) Name of Person Filing:                American Express Company
                                           American Express Financial Advisors
                                           Inc.
                                           (formerly IDS Financial Corporation)
                                           IDS Diversified Equity Income
                                           Fund, Inc.


2(b) Address of Principal Business Office: American Express Company
                                           American Express Tower
                                           World Financial Center
                                           New York, NY 10285

                                           American Express Financial Advisors
                                           Inc.
                                           IDS Tower 10
                                           Minneapolis, MN 55440

                                           IDS Diversified Equity Income
                                           Fund, Inc.
                                           IDS Tower 10
                                           Minneapolis, MN 55440


2(c) Citizenship:                          See Item 4 of Cover Page

2(d) Title of Class of Securities:         Preferred Stock

2(e) Cusip Number:                         483007-40-7

3    Information if statement is filed pursuant to Rules 13d-1(b)
            or 13d-2(b):

     American Express Company, one of the persons filing this statement, is a Parent Holding Company in accordance with Rule 13d-1(b)(ii)(G).

     American Express Financial Advisors Inc. (formerly IDS Financial Corporation), one of the persons filing this statement, is an Investment Advisor registered under section 203 of the Investment Advisors Act of 1940.

     IDS Diversified Equity Income Fund, Inc., one of the persons filing this statement, is an Investment Company registered under section 8 of the Investment Company Act.


4    (a) Amount Beneficially Owned as of December 31, 1994:   See Item 9 of
         cover pages.

     (b) Percent of Class:    See Item 11 of Cover Pages

     (c) Number of Shares as to which such person has:
           (i)Sole power to vote or to direct the vote:   See Item 5 of Cover
														Pages
          (ii)Shared power to vote or direct the vote:   See Item 6 of Cover
              Pages
         (iii)Sole power to dispose or to direct the disposition of:   See
              Item 7 of Cover Pages
          (iv)Shared power to dispose or to direct the disposition  of:
              See Item 8 of Cover Pages

5 Ownership of 5% or Less of a Class:
      If this statement is being filed to report the fact as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ( ).

6    Ownership of more than 5% on Behalf of Another Person:

                       Not Applicable

7    Identification and Classification of the Subsidiary Which
     Acquired the Security Being Reported on by the Parent
     Holding Company:
                        See Exhibit I

8    Identification and Classification of Members of the Group:

                       Not Applicable

9    Notice of Dissolution of Group:

                       Not Applicable

10   Certification:

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


     Dated:    December 31, 1994


               American Express Financial Advisors Inc.
               (formerly IDS Financial Corporation)

               By:       /s/ J.R. Amundson
             From:           J.R. Amundson
            Title:           VP-Investment Accounting Operations


                    Exhibit Index


Exhibit I            Identification and Classification of the Subsidiary which
	                    Acquired the Security Being Reported on by the Parent
                     Holding Company.

Exhibit II           Statement of American Express Company

Exhibit III          Statement of American Express Financial Advisors Inc.
                     (formerly IDS Financial Corporation)

Exhibit IV           Statement of IDS Diversified Equity Income Fund, Inc.